Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at January 31, 2014.

As at
(in millions of Canadian dollars)	January 31, 2014
Subordinated Debt	3,983

Total Equity
Preferred Shares (1)	2,265
Common Shares	12,033
Contributed Surplus	316
Retained Earnings	15,617
Accumulated Other Comprehensive Income	1,425

Total Shareholders’ Equity	31,656
Non-controlling Interest in Subsidiaries	1,059

Total Equity	32,715

Total Capitalization	36,698

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 13, 14, 15, 16, 17, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2013.